Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

May 2, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tracey Houser
Mr. Terence O’Brien

Re:	Bioceres Crop Solutions Corp.
Form 20-F for Fiscal Year Ended June 30, 2023
Response Letter Dated April 19, 2024
File No. 001-38836

Ms. Houser and Mr. O’Brien:

Bioceres Crop Solutions Corp. (the “Company”) previously submitted to the Securities and Exchange Commission (the “SEC”) on November 14, 2023, an annual report on Form 20-F for the year ended June 30, 2023 (the “Form 20-F”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated April 19, 2024. The Company’s response below corresponds to the caption and number of the comment received (which is reproduced below in bold).

Form 20-F for Fiscal Year Ended June 30, 2023

9. Taxation, page F-58

1.	We note your response to comment 6. It is unclear how the disclosures provided clearly explain how you calculated the income tax benefit (expense) by applying the tax rate in force in the respective countries. In this regard, you recognized earnings before income tax of $19.1 million for fiscal year 2023 but the beginning amount for the reconciliation is a benefit of $1.3 million. As previously requested, please disclose and provide us with the specific calculations that clearly show how the beginning amount for the reconciliation is calculated in accordance with IAS 12.81(c) for each period presented. Please also confirm that you will also provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

The Company acknowledges the Staff’s comments and will include disclosure similar to the below in its annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax for the year ended June 30, 2023
Low or null taxation jurisdictions	29,696,082	0.0%	-
Profit-making entities	10,484,562	34.1%	3,577,919
Loss-making entities	(21,074,697)	23.3%	(4,909,463)
	19,105,947		(1,331,544)

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax for the year ended June 30, 2022
Low or null taxation jurisdictions	(10,954,972)	0.0%	-
Profit-making entities	33,448,696	34.7%	11,591,173
Loss-making entities	(8,430,094)	28.8%	(2,425,147)
	14,063,630		9,166,026

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax for the year ended June 30, 2021
Low or null taxation jurisdictions	(17,127,991)	0.0%	-
Profit-making entities	29,704,931	30.0%	8,911,479
Loss-making entities	(2,046,392)	21.0%	(429,742)
	10,530,548		8,481,737

For the years ended June 30, 2022 and 2021, our income tax was mainly influenced by profitability in Latin American jurisdictions where the average tax rate ranges from 30% to 35%. Profitability was mainly offset by losses in low or null taxation jurisdictions and by losses in jurisdictions where the average tax rate ranges from 21% to 30%.

For the year ended June 30, 2023, our income tax was significantly impacted by the profitability of the Syngenta Agreement, after accounting for corporate finance and operational expenses, which were subject to a 0% tax rate. Further, our income tax was affected by the inclusion of new jurisdictions resulting from the closing of the business combinations during the fiscal year, in addition to low profitability in Latin American jurisdictions resulting from adverse weather conditions.

Further, the Company confirms that it will provide a comprehensive explanation in the Management Discussion and Analysis section of the 20-F relating to the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

* * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter, Esq.

Matthew S. Poulter, Esq.